June 15, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Stanley Works Form 10-K for the fiscal year ended January 3, 2009 and Form 10-Q for the period ended April 4, 2009 File No. 1-5224
Dear Mr. Decker:
The following is in response to your letter dated May 27, 2009 and comments pertaining to the above referenced 2008 Form 10-K and 2009 Form 10-Q filings.
FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response:
The Company will make the additional disclosures or other revisions in future annual filings as discussed in further detail in relation to each comment. To highlight the revised disclosures to be made, we have underlined the new language to be added within the relevant excerpt of the originally published 2008 Form 10-K and 2009 Form 10-Q disclosures.
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Restructuring Activities, page 23
2.	You estimate that approximately 30% of your remaining restructuring reserve as of January 3, 2009 will be expended in 2010 primarily pertaining to the timing of approvals from European governmental agencies. Please provide us with more information regarding what the government approvals relate to, and support your basis for inclusion
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of these amounts in the reserve in light of these pending government approvals. Refer to paragraphs 3, 4, and 7 through 17 of SFAS 146.
Response:
The Company recorded restructuring charges for severance benefits under pre-existing benefit formulas based on the guidance in SFAS No. 112, “Accounting for Post-employment Benefits” (“SFAS 112”), and for one-time benefits and other restructuring costs (i.e. contract terminations and facility closure costs) based on the guidance within SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The Company has a thorough review process to determine the proper timing and amount of restructuring charge recognition. This process entails a review of the facts and circumstances of each action and the underlying details that comprise them.
During 2008, the Company recorded $39.4 million in restructuring charges for employee termination actions in Europe. These severance costs were recorded based on SFAS 112 using an event approach as such costs were probable and estimable. These are severance benefits mandated by statute, or provided pursuant to on-going substantive severance plans. The employee terminations are expected to occur in the third and fourth quarters of 2009 and some of the benefit payments are expected to extend through 2010 based on the structure of the severance agreements (i.e. to the extent not paid in a lump sum on the employees’ termination date). The factors that were considered to determine recognition of the charges in 2008 was appropriate included the following:
•	The European actions were approved by authorized senior management in the respective periods in 2008 (mainly in December).
•	The costs were reasonably estimable and reflects inputs such as the position / job classification, location, expected termination date, and the severance plan benefit formula.
•	Employees will be terminated upon completion of the Works Council process and the severance benefits accrued do not require future service to be earned (i.e. these are not “stay bonuses”).
•	The European Works Council process will involve: 1) determining the actual names of employees to be terminated; however the number of employees to be terminated is not affected by the Works Council process as it was already determined by the Company in 2008; and 2) negotiation of additional employee termination benefits (i.e. enhanced benefits). Based on the above and consistent with past experience, the effect of the Works Council process is not expected to have a significant impact on the charges recorded in 2008 for these on-going benefits.
Additional benefits that may be paid pursuant to negotiations with works councils in excess of the statutory / on-going benefits in Europe represent one-time benefit enhancements that will be recorded when the charges are determined in sufficient detail to enable employees to know the type and amount of benefits they will receive in accordance with SFAS 146.
Note that the Company refined its disclosure in its Form 10-Q for the first quarter of 2009 to state, “the remaining reserve balance ... relates to actions in Europe under review with the European Works Council Process” to provide better clarity to the 2008 10-K filing phrase
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“timing of approvals from European governmental agencies”.  The Company will continue to use such phrasing in future filings rather than the word “approvals”.
Financial Condition, page 24
3.	We note your disclosure on page 6 that the instruments and agreements governing certain of your current indebtedness contain covenants including the maintenance of specified financial ratios. As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
The Company has only one material financial covenant, which is associated with its $800 million Revolving Credit Facility. There are no amounts outstanding under this Facility. It is an interest coverage ratio covenant requiring EBITDA to exceed interest expense by 3.5 times. The ratio is computed quarterly on a rolling twelve month basis. We do not believe it is reasonably likely that the Company would breach this covenant even in the event of further significant deterioration in the already severe current economic conditions. Supporting this conclusion are the following points:
•	When measured under this 3.5 times EBITDA covenant definition for any period in the last 10 years, the Company has not approached breaching the covenant.
•	EBITDA/Interest Expense under the restrictive covenant was 11.0x for the first quarter of 2009 measurement and ranged from 9.2x to 10.8x in each of the four quarters of 2008.
•	The Company expects earnings of $2.00 - $2.50 per diluted share for 2009 which would result in a ratio of more than 8x in all periods.
The following disclosure will be added to future filings to describe the covenant:
The Company has an interest coverage covenant that must be maintained to permit continued access to its $800 million Revolving Credit Facility. The interest coverage ratio tested for covenant compliance compares Earnings Before Interest Taxes Depreciation and Amortization to Interest Expense (“EBITDA”/Interest Expense), as both terms are defined in the debt agreement. The ratio required for compliance is 3.5 EBITDA to 1.0 Interest Expense and is computed quarterly, on a rolling twelve months (last twelve months) basis. Under this covenant definition, the interest coverage ratio was 9.2 times EBITDA or higher in each of the 2008 quarterly measurement periods. Management does not believe it is reasonably likely the Company will breach this covenant.
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Critical Accounting Estimates, page 30
Goodwill and Intangible Assets, page 31
4.	We note that you have a significant amount of goodwill recorded on your balance sheet. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	A qualitative and quantitative description of the material assumptions used when evaluating goodwill for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
•	We note your disclosure that impairment losses may be recorded in your convergent security solutions reporting unit and your fastening systems reporting unit. Please enhance your disclosure to further address the possible impairment of these reporting units. Discuss the assets that are at risk in each reporting unit, the fair value compared to the carrying value of each reporting unit as of the most recent period, and management’s plans for dealing with the adverse effects of the current conditions and events.
Response:
Based on the Commission’s comments, the following represents a revised version of the Company’s discussion of Goodwill and Intangible Assets within the Critical Accounting Policy section of its 10-K. The content of this disclosure will be applied prospectively.
GOODWILL AND INTANGIBLE ASSETS: The Company acquires businesses in purchase transactions that result in the recognition of goodwill and other intangible assets. The determination of the value of intangible assets requires management to make estimates and assumptions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), acquired goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and when an event occurs or circumstances change that indicate it is more likely than not an impairment exists. Other intangible assets are amortized and are tested for impairment when appropriate. The Company completed acquisitions in 2008 and 2007 valued at $572 million and $646 million respectively. The assets and liabilities of acquired businesses are recorded at fair value at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company reported $1.747 billion of goodwill and $300 million of indefinite-lived trade names at January 3, 2009.
In accordance with SFAS 142, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment as defined in SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic
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characteristics. The Company has six reporting units, each of which is one level below the operating segment level. If the carrying value of a reporting unit (including the value of goodwill) is greater than its fair value an impairment may exist. An impairment charge would be recorded to the extent that the recorded value of goodwill exceeded the implied fair value.
The Company assesses the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions used in the discounted cash flow valuation for goodwill impairment testing include discount rates and cash flow projections. Inherent in cash flow projections are estimates regarding projected revenue growth rates, projected cost reductions and efficiencies, and projected long-term growth rates in the determination of terminal values. These assumptions contemplate business, market and overall economic conditions. The fair value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used in the discounted cash flow valuation for impairment testing of these trade names include discount rates, royalty rates, sales projections and growth rates and terminal growth rates.
While the Company has not recorded goodwill or other intangible asset impairment losses in many years, it is possible impairments may occur in the future in the event expected profitability, cash flows or trade name usage change from current estimates. This is particularly the case with respect to the convergent security solutions reporting unit which encompasses many recent acquisitions, and the fastening systems reporting unit which continues to rationalize its cost structure. Deteriorating global economic conditions increase the risk that impairment losses may occur in the future.
As required by the Company’s policy, goodwill and indefinite-lived trade names were tested for impairment in the third quarter of 2008. Based on this testing, the Company determined that the fair value of its reporting units and indefinite-lived trade names exceeded their carrying values and there were no impairment charges recorded. Management performed a sensitivity analysis on the fair values resulting from the discounted cash flows valuation utilizing more conservative assumptions, specifically higher discount rates and lower growth rates. Based upon this analysis, neither goodwill nor indefinite-lived trade names are impaired.
In 2008 as compared with 2007, in consideration of market conditions, the discount rate assumption increased and growth rates decreased in some reporting units which had the effect of reducing the estimated fair values; cash flow projections were also updated for costs actions and other operational changes relative to each reporting unit. The methodology applied in testing goodwill for impairment was consistent with prior periods.
During the fourth quarter of 2008, as a result of deteriorating global economic conditions and an associated decline in the expected profitability of the Company as compared with earlier projections and historical operating results, management reviewed goodwill to determine if an impairment had more likely than not occurred. Additional consideration was given to the convergent security solutions reporting unit (part of the Security segment) as well as the fastening systems reporting unit (part of the CDIY segment). The convergent security business was reviewed due to its $840 million goodwill balance at year end 2008 as a result of recent acquisitions and fastening systems because its sales decline and profit margins were below the Company’s expectations. Restructuring and other actions were initiated to improve the profitability and cash flows of fastening systems. At year end 2008, the carrying values of the
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convergent security solutions and fastening systems reporting units were approximately $1.3 billion and $170 million, respectively. The fair values of these reporting units were estimated to be at least 25% higher than their carrying values. As a result of this analysis, management does not believe an impairment is more likely than not to exist.
Risk Insurance, page 32
5.	You indicate that you are self insured for various business exposures. Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose your stop loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have stop loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented.
Response:
The Company has stop loss insurance for all risks where it has a reasonable expectation of loss. The Company will revise its disclosure in future filings as follows, related to this comment as well as comment #6.
RISK INSURANCE  To manage its insurance costs efficiently, the Company self insures for certain U.S. business exposures and generally has low deductible plans internationally. For domestic workers’ compensation, automobile and product liability (liability for alleged injuries associated with the Company’s products), the Company purchases outside insurance coverage for severe losses (“stop loss” insurance) and these lines of insurance involve the most significant accounting estimates. While different stop loss deductibles exist for each of these lines of insurance, the maximum stop loss deductible is set at no more than $5 million per occurrence and $30 million in the aggregate. The process of establishing risk insurance reserves includes consideration of actuarial valuations that reflect the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims discounted to present value. The cash outflows related to these risk insurance claims are expected to occur over a maximum of approximately 8 to 10 years. The Company believes the liabilities recorded for these U.S. risk insurance reserves, totaling $45 million and $47 million as of January 3, 2009 and December 29, 2007, respectively, are adequate. Due to judgments inherent in the reserve estimation process it is possible the ultimate costs will differ from this estimate.
6.	You disclose that actuarial valuations performed by an outside risk insurance consultant form the basis for workers’ compensation and product liability loss reserves recorded. We also note your reference to third party administrator specialists who quantify specific reserves for individual known claims of workers’ compensation. Please tell us the nature and extent of these third parties’ involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933. If these third parties are experts, you should delete your reference to them or name the parties.
Response:
The third parties referenced provide inputs to the Company’s analysis for workers’ compensation, product liability and automobile self insurance reserves. Actuarial valuations are obtained by
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line of insurance and assist in the determination of the probable and estimable incurred loss; data from our insurance carriers and attorneys is considered in determining the reserve necessary for specific known claim amounts, which is a component of our self insurance reserves. The various data provided by these outside parties is considered in the Company’s determination of required reserves.
The third parties referenced are not experts as defined in the Securities Act of 1933. To avoid any potential confusion in this regard, the Company will delete its references to all third parties. Please see the revised disclosure to be made prospectively in response to comment #5.
Item 9A – Controls and Procedures, page 35
7.	We note that you define disclosure controls and procedures as those controls and procedures “that are effective in timely alerting [you] to material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic Securities and Exchange Commission filings.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
Response:
We will revise the relevant portion of Item 9A – Controls and Procedures on page 35 for future Annual Reports on Form 10-K filings as depicted below:
“Under the supervision and with the participation of management, including the Company’s Chairman and Chief Executive Officer and its Vice President and Chief Financial Officer, the Company has, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, as of the end of the period covered by this Annual Report, the Company’s Chairman and Chief Executive Officer and its Vice President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.”
8.	Your disclosure indicates there were no significant changes in your internal controls over financial reporting subsequent to the date of your most recent evaluation. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.
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Response:
As stated on page 35 of our 2008 Annual Report on Form 10-K:
“There has been no change in Stanley’s internal control over financial reporting during the fiscal quarter ended January 3, 2009 that has materially affected, or is reasonably likely to materially affect, Stanley’s internal control over financial reporting.”
Additionally, as stated on page 27 of the Quarterly Report on Form 10-Q for the period ended April 4, 2009:
“There has been no change in the Company’s internal controls that occurred during the first quarter of 2009 that have materially affected or are reasonably likely to materially affect the registrant’s internal control over financial reporting.”
Item 15 – Index to Financial Statements and Financial Statement Schedule, page 40
Consolidated Statements of Cash Flows, page 47
9.	Please breakout for each period presented the other line item in the cash provided by operating activities sections into smaller components having more descriptive titles.
Response:
The Company will make disclosures in future filings for significant fluctuations in “Other” operating cash flows as applicable by providing additional descriptive captions within the cash flow statement or in MD&A as illustrated below.

	2008	2007	2006

Retirement liabilities	(22.9)	(22.3)	(22.1)
Long-term receivables	(16.6)	(5.0)	(1.0)
Other current assets	(12.7)	5.2	5.3
Note A – Significant Accounting Policies, page 49
General
10.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
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•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•	In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
Response:
The Company will expand its disclosures in future filings as follows:
Note A Significant Accounting Policies – Elements of Cost of sales and Selling general & administrative
Cost of sales includes the cost of products and services provided reflecting costs of manufacturing and preparing the product for sale. These costs include expenses to acquire and manufacture products to the point that they are allocable to be sold to customers and costs to perform services pertaining to service revenues (e.g. installation of security systems, automatic doors, and security monitoring costs). Cost of sales is primarily comprised of inbound freight, direct materials, direct labor as well as overhead which includes indirect labor and facility and equipment costs. Cost of sales also includes quality control, procurement and material receiving costs as well as internal transfer costs. Selling general and administrative costs include the cost of selling products as well as administrative function costs. These expenses generally represent the cost of selling and distributing the products once they are available for sale and primarily include salaries and commissions of the Company’s sales force, distribution costs, notably salaries and facility costs, as well as administrative expense for certain support functions and related overhead.
MD&A Disclosure
Distribution center costs (i.e. warehousing and fulfillment facility and associated labor costs) are classified within selling, general and administrative expenses. This classification may differ from other companies who may report such expenses within cost of sales. Due to diversity in practice, to the extent the classification of these distribution costs differs from other companies, the Company’s gross margins may not be comparable. Such distribution costs classified in SG&A amounted to $122 million, $129 million and $118 million in 2008, 2007 and 2006, respectively.
11.	Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.
Response:
The Company will expand its disclosures in future filings in Note A Significant Accounting Policies as follows:
The Company reports depreciation and amortization of property, plant and equipment in cost of sales and selling, general and administrative expenses based on the nature of the underlying assets. Depreciation and amortization related to the production of inventory and delivery of services is recorded in cost of sales. Depreciation and amortization related to distribution center
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activities, selling and support functions is reported in selling, general and administrative expenses.
The second part of the Staff’s comment is not applicable as the Company does directly charge depreciation and amortization for property, plant and equipment to cost of sales as discussed.
Note I – Long-Term Debt and Financing Arrangements
Equity Units – Convertible Notes, page 61
12.	Please provide us with your analysis regarding your determination not to bifurcate and account for the conversion feature as a derivative in accordance with paragraph 12 of SFAS 133. Ensure your response includes your analysis of paragraph 11 of SFAS 133, including the guidance in EITF 00-19.
Response:
The convertible notes have terms identical to “Instrument C” as defined in EITF 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” (“EITF 90-19”), i.e. the notes must be settled in cash and the conversion feature, upon exercise, representing the conversion spread over the accreted value, may be satisfied in either cash or Stanley common stock at the election of the Company.
We evaluated the conversion feature of the convertible notes and determined it qualifies for the scope exception under SFAS 133 paragraph 11(a). This paragraph indicates a freestanding instrument would be classified as equity and not considered to be a derivative when the contract is both: 1) indexed only to the Company’s common stock; and 2) [if freestanding] is classified in shareowners equity. We considered the guidance in EITF 01-6, “The Meaning of Indexed to a Company’s Own Stock” (“EITF 01-6”) noting any contingencies for exercise of the conversion option or adjustment to the conversion ratio (namely a defined number of provisions giving rise to an adjustment to the number of shares into which the instrument coverts when certain events occur such as payment of a stock dividend and a fundamental change involving the Company) are not based on an observable market other than Stanley common stock and further are not based on any observable index. Additionally, as required under EITF 01-6, after the contingency is resolved, the conversion feature settlement amount in all possible scenarios is based solely on Stanley common stock (relative to the contractual exercise price within the notes). Accordingly the conversion feature meets the condition set forth in SFAS 133 paragraph 11(a)(1). We determined that the conditions set forth in SFAS 133 paragraph 11(a)(2) also are met, because the requirements within EITF 00-19 for equity classification were satisfied as discussed below. The conversion feature is an embedded derivative and we concluded it should not be separated from the convertible notes debt host contract because it does not meet all of the conditions for separation under SFAS 133 paragraph 12, specifically paragraph 12(c), as it would not be accounted for as a derivative if it was a separate instrument as previously discussed.
Effective January 4, 2009 the Company adopted EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). As required by EITF 07-5, the Company evaluated the conversion feature of the convertible notes in two steps. In step 1, contingent exercise provisions were assessed and, as discussed in relation to EITF 01-6 above, such provisions are not based on an observable market other than Stanley
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common stock and further are not based on any observable index. In step 2, the settlement provisions pertaining to the embedded conversion feature of the convertible notes were evaluated and confirmed to be indexed to Stanley common stock because its settlement amount will equal the difference between the fair value of a fixed number of Stanley common shares and a fixed monetary amount; the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. As a result, the Company concluded the conversion feature should not be bifurcated and accounted for as a derivative.
Our analysis supporting the basis for our conclusions that the conversion feature of the convertible notes should not be bifurcated from the debt because the provisions of EITF 00-19 paragraphs 12 -32 were met is summarized as follows.
•	Par. 12 and 13 - There are no provisions that can require cash settlement of the conversion feature. Under the terms of the convertible notes, the principal amount must be paid in cash and the Company in its sole discretion may elect to either pay cash or net share settle the conversion spread feature to the extent it has any value (consistent with the definition of Instrument C in EITF 90-19). The holders of the convertible notes can not compel the Company to settle the conversion feature in cash. Moreover, and as discussed more fully below, the Company has a sufficient number of authorized and unissued shares available to ensure it can satisfy, if it so chooses, the conversion spread feature of the instrument in shares upon conversion.
•	Par. 14-18 - The settlement may occur with unregistered shares. The Company has agreed to use commercially reasonable efforts to complete registration statements if necessary. The Company has not had any failed registration statements that would preclude delivery of unregistered shares to the holders of the notes upon conversion.
•	Par. 19 - The Company has sufficient authorized and unissued shares available to net-share settle the conversion feature after considering all other potential commitments to issue shares during the 5 year duration of the convertible notes. At January 3, 2009, the Company had approximately 107.7 million authorized and unissued common shares. The maximum number of shares that may be required to be delivered under the convertible notes is 6.1 million.
•	Par 20 – 24 - The contract contains an explicit limit on the number of shares required to be delivered to holders of the convertible notes. The Company may elect net share settlement. Per the convertible note terms, no shares would be required to be issued if the conversion feature is out of the money (i.e., the stock price is below the exercise price of approximately $64.80 per share). The number of shares subject to the conversion feature is capped at 6.1 million shares, which reflects the maximum conversion premium in the event of a change in control.
•	Par 25 – There are no required cash payments to counterparties in the event the Company fails to make timely filings with the SEC.
•	Par 26 – There are no cash settled “top off” or “make whole” provisions.
•	Par 27 & 28 – The contract requires net cash settlement in whole or in any part only in very limited, specific circumstances in which other holders of Stanley’s common stock also would receive cash in exchange for their shares (e.g. change in control where all other common shareowners receive cash for their ownership interests). The convertible note holders would be treated exactly the same as other shareholders with respect to the conversion feature.

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•	Par 29 - 31 - There are no provisions in the convertible notes that indicate the holders, through their rights to convert the notes into the Company’s common stock, have rights that rank higher than those of any other equity shareholder with the Stanley common shares underlying the conversion spread feature of the notes.
•	Par 32 – There is no requirement for the Company to post collateral to the holders of the convertible notes for the value or obligations associated with the equity conversion option at any point or for any reason.
Pursuant to EITF 90-19, so long as the requirements of EITF 00-19 are met the equity element should not be bifurcated from the convertible debt: “The Task Force reached a consensus on Issues 1 and 2 that Instrument C should be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” including the provisions contained in paragraphs 12–32 of Issue 00-19. If the conversion spread feature does not meet those provisions, it is within the scope of Statement 133 and should be evaluated to determine whether it should be bifurcated and accounted for as a derivative instrument. [Note: This consensus has been nullified by FSP APB14-1. See STATUS section.]” From issuance, through January 3, 2009, the convertible notes were accounted for as a unitary instrument (a liability) on the statement of financial position based on the guidance set forth in APB 14 and EITF 90-19.
Note K – Capital Stock, page 65
13.	Please tell us supplementally and disclose how you considered the potential common stock related to your forward purchase contracts and convertible notes in your computation of earnings per share. Refer to SFAS 128.
Response:
The Company determined the common stock relating to the forward purchase contracts and the conversion spread feature of the convertible notes to have no impact on the computation of earnings per share in fiscal 2008 and 2007. The common stock issuable related to the forward stock purchase contracts will never be dilutive because the holders must pay the higher of approximately $54.45 or then market price. The convertible notes are anti-dilutive as the current market value of the stock is below the conversion spread prices in both years as discussed in Note I Long-Term Debt and Financing Arrangements. The instruments were inadvertently left out of the anti-dilution disclosures in Note K Capital Stock.
The disclosure will be expanded in future filings to reflect the anti-dilutive forward purchase contracts and convertible notes as shown below.
The following weighted-average stock options, warrants and forward stock purchase contracts to purchase the Company’s common stock were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

	2008	2007	2006
Number of stock options (in thousands)	2,101	824	738
Number of stock warrants (in thousands)	5,069	3,918	-
Number of forward stock purchase contracts (in thousands)	6,035	4,196	-

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The forward stock purchase contracts will not be dilutive at any time prior to their maturity in May, 2010 because the holders must pay the Company the higher of approximately $54.45 or then market price. Additionally, the Company has convertible notes outstanding which may require the company to deliver shares of common stock in May, 2012. As of January 3, 2009 and December 29, 2007, there were no shares related to the convertible notes included in the calculation of diluted earnings per share because the effect of these securities was not dilutive. The Company intends to net share settle the conversion value, if any, of these convertible notes at their maturity in May, 2012. Furthermore there is a convertible notes hedge in place which would fully offset any such shares that may be delivered pertaining to the convertible notes. These convertible notes as well as the related forward stock purchase contracts and convertible note hedge are discussed more fully in Note I Long-Term Debt and Financing Arrangements.
Note S – Commitments and Guarantees, page 80
14.	Please enhance your disclosure to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph 14 of FIN 45.
Response:
The Company will disclose three years of warranty liability activity in future filings. The relevant excerpt of the guarantees footnote is illustrated as follows.
Following is a summary of the warranty liability activity for the years ended January 3, 2009, December 29, 2007 and December 30, 2006:

(Millions of Dollars)	2008	2007	2006
Beginning balance	$63.7	$66.8	$15.6

Warranties and guarantees issued	21.8	23.2	20.8

Warranty payments	(22.8)	(21.8)	(19.6)

Acquisitions and other	2.9	(4.5)	50.0

Ending balance	$65.6	$63.7	$66.8

FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2009
General
15.	Please address the above comments in your interim filings as well, as applicable.
Response:
The Company will make the above discussed additional disclosures or other revisions in future interim filings as applicable.
Item 1 – Financial Statements, page 2
Note B – New Accounting Standards, page 7

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16.	We note you adopted FSP EITF No. 03-6-1. You disclose that you calculated basic and diluted earnings per share under both the treasury stock method and the two-class method for all periods presented and there was no difference in the earnings per share under the two methods for the three months ended April 4, 2009 and March 29, 2008. Please clarify whether you had granted unvested participating securities and provide us with your earnings per share calculations under both methods.
Response:
The Company will clarify its disclosure on the adoption of the FSP as follows:
In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (“EITF”) No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). Under the FSP, unvested share-based payment awards with rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities that must be included in the two-class method of computing EPS. In 2007 and earlier years the Company granted restricted stock units (“RSU’s”) to certain executives with non-forfeitable dividend rights which are considered participating securities under the FSP. Approximately 120,000 and 160,000 of these RSU’s were outstanding at the end of the first quarters of 2009 and 2008, respectively. The Company adopted FSP EITF No. 03-6-1 as of January 3, 2009 and calculated basic and diluted earnings per share under both the treasury stock method and the two-class method for all periods presented. There was no difference in the earnings per share under the two methods for the three months ended April 4, 2009 and March 29, 2008, and the treasury stock method continues to be reported as detailed in Note C Earnings Per Share.
Below is the Company’s computation of EPS under both the treasury stock method and two-class method demonstrating there is no difference to EPS between the two methods:
Basic EPS calculated under the Treasury Stock Method and Two-Class Method

	Q1 2009	Q1 2008
To calculate basic EPS under the treasury stock method
Numerator:
Net Income	$ 37,692,234	$ 66,505,466
Less: net earnings allocated to unvested participating securities	(58,136)	(125,080)

Net earnings attributable to common shareowners	$ 37,634,098	$ 66,380,386

Denominator:
Weighted average shares of common stock	79,086,716	79,026,597

Basic earnings per share of common stock (Treasury Stock Method)	$0.48	$0.84

To calculate basic EPS under the two-class method
Numerator:
Net Income	37,692,234	66,505,466
Less: dividends declared to common shareholders	(25,307,749)	(24,498,245)
Less: dividends to declared to unvested participating securities	(39,095)	(46,162)

Undistributed net income	12,345,390	41,961,059
Less: Income allocated to unvested participating securities	(19,041)	(78,918)

Undistributed income allocable to common shareholders	12,326,349	41,882,141

Denominator:
Weighted average shares of common stock	79,086,716	79,026,597

Calculation of basic earnings per share of common stock
Distributed earnings per share	$0.32	$0.31
Undistributed earnings per share	0.16	0.53

Basic earnings per share of common stock (Two-Class Method)	$0.48	$0.84

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Dilutive EPS calculated under the Treasury Stock Method and Two-Class Method

	Q1 2009	Q1 2008
To calculate diluted EPS under the treasury stock method
Numerator:
Net Income	$37,692,234	$66,505,466

Denominator:
Total weighted average shares outstanding - basic	79,086,716	79,026,597
Dilutive effect of options and awards	290,201	1,248,879

Total weighted average dilutive shares	79,376,917	80,275,476

Dilutive earnings per share of common stock (Treasury Stock Method)	$ 0.47	$ 0.83

To calculate diluted EPS using the Two-Class method

Numerator:
Net income, less dividends declared to unvested participating securities	$37,653,139	$66,459,304
Less: Undistributed income allocated to participating securities after the dilutive effect of options and awards was considered	(18,979)	(77,712)

Adjusted net earnings for calculation of dilutive EPS	$37,634,160	$66,381,592

Denominator:
Total common shares	79,086,716	79,026,597
Dilutive effect of options and awards	262,085	1,228,619

Total weighted average dilutive shares	79,348,801	80,255,216

Dilutive earnings per share of common stock (Two-Class Method)	$0.47	$0.83
Note H – Equity Option, page 16
17.	Please enhance your disclosure to discuss the primary reasons you purchased over the counter 15-month capped call options on 3 million shares of common stock. In addition, please tell us why there will be a gain or loss recognized when these options are exercised and include the accounting literature you referenced to support your accounting.
Response:

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The accounting literature the Company referenced to support the appropriate accounting for the equity options included SFAS 133, EITF 07-5, and EITF 00-19. The gain or loss referred to in the first quarter 2009 footnote disclosure would not be in earnings but rather the final economic impact of the call options. Based on the equity nature of the capped call, there will never be gain or loss recognition in the income statement. The maximum economic loss would occur if the options expired worthless amounting to the $16.4 million option premium that was paid at inception of the options. The Company will delete the sentence referring to gain or loss from future filings as it is unnecessary and to avoid confusion.
The Company will revise the Equity Options footnote to discuss the business reason for purchasing the over the counter 15-month capped call options and to remove its discussion of any gain or loss recognized on the capped call options as follows:
In January 2009, the Company purchased from financial institutions over the counter 15-month capped call options on 3 million shares of its common stock for an aggregate premium of $16.4 million, or an average of $5.47 per option. The purpose of the capped call options is to reduce share price volatility on potential future share repurchases by establishing the prices at which the Company may elect to repurchase 3 million shares in the 15 month term. In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the premium paid was recorded as a reduction to equity. The contracts for each of the three series of options generally provide that the options may, at the Company’s election, be cash settled, physically settled or net-share settled (the default settlement method). Each series of options has various expiration dates within the month of March 2010. The options will be automatically exercised if the market price of the Company’s common stock on the relevant expiration date is greater than the applicable lower strike price (i.e. the options are “in-the-money”). If the market price of the Company’s common stock at the expiration date is below the applicable lower strike price, the relevant options will expire with no value. If the market price of the Company’s common stock on the relevant expiration date is between the applicable lower and upper strike prices, the value per option to the Company will be the then-current market price less that lower strike price. If the market price of the Company’s common stock is above the applicable upper strike price, the value per option to the Company will be the difference between the applicable upper strike price and lower strike price. The aggregate fair value of the options at April 4, 2009 was $13.9 million.

			(Per Share)
Series	Number of Options	Net Premium	Initial	Lower	Upper Strike
		Paid (in millions)	Hedge Price	Strike Price	Price

Series I	1,000,000	$5.5	$32.97	$31.33	$46.16
Series II	1,000,000	$5.5	$32.80	$31.16	$45.92
Series III	1,000,000	$5.4	$32.73	$31.10	$45.83

	3,000,000	$16.4	$32.84	$31.19	$45.97
Note M – Fair Value Measurements, page 19
18.	Please revise your disclosure to also present the quantitative disclosures related to assets and liabilities that are measured at fair value on a non-recurring basis using a tabular format. Refer to paragraphs 33, 34 and A36 of SFAS 157.

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Response:
In the Company’s Form 10-Q in the first quarter of 2009 the disclosure was in a narrative format. In future filings, the Company will present the disclosure in a tabular format as follows:

Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable	Total
	Quarter Ended	Markets	Inputs	Inputs	Gains
Description	April 4, 2009	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long lived assets held and used	$0.1			$0.1	($0.7)
In accordance with the provisions of SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets with a carrying amount of $0.8 million were written down to their fair value of $0.1 million. This was a result of restructuring related asset impairments more fully described in Note F Restructuring. Fair value for these impaired production assets was based on the present value of discounted cash flows. This included an estimate for future cash flows as production activities are phased out as well as auction values (prices for similar assets) for assets where use has been discontinued or future cash flows are minimal.
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Financial Condition, page 26
19.	We note you consider free cash flow an important indicator of your liquidity as well as your ability to fund future growth and provide a dividend to shareowners. You reported free cash outflow of $18 million for the three months ended April 4, 2009, compared to free cash inflow of $83 million for the three months ended March 29, 2008. Further, cash flows from operations decreased from $107.7 million for the three months ended March 29, 2008 to $3.6 million for the three months ended April 4, 2009. As such, please revise to provide more in-depth analyses regarding the significant changes in your free cash flow and cash flows from operations. When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs. Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity. See Section IV of SEC Interpretive Release No. 33-8350.
Response:
While cash flows were lower in the first quarter of 2009 as compared with the prior year, the Company has significant sources of liquidity to meet its operating and other needs. Over the next 14 months the Company expects sources of liquidity to significantly exceed mandatory uses.

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The Company made extensive disclosures in the 2008 Form 10-K filing, see particularly pages 25 – 27, pertaining to the adequacy of its liquidity and capital resources with respect to which there were no significant changes and accordingly the disclosures were not repeated in the first quarter 2009 10-Q filing. Among other sources of liquidity, the Company has an $800 million revolving credit facility which does not expire until 2013.
The following disclosures in the first quarter 2009 Form 10-Q filing discussed the business reasons for the fluctuations in the Company’s operating cash flows and capital expenditures (the elements of “free cash flow” as defined in compliance with Regulation G in the filing). In addition, the first quarter 2009 10-Q MD&A Overview reflects detailed disclosures under the caption “First Quarter 2009 Cost Actions and Outlook” on the factors affecting projected earnings which are expected to be in the range of $2.00 to $2.50 per diluted share (aside from a $44 million pre-tax gain on debt extinguishment disclosed as a subsequent event in the first quarter 2009 Form 10-Q). While the 2009 estimated earnings represent a substantial decline from the $2.74 of 2008 earnings per diluted share from continuing operations, they are nonetheless more than adequate to generate cash flows for operating and other requirements. Management will expand the disclosures in future filings as applicable and as illustrated in underlined text below with respect to the first quarter 10-Q Financial Condition disclosure:
MD&A Excerpt from First Quarter 2009 Form 10-Q filing, page 26:
Operating and Investing Activities: Cash flow from operations was $4 million in the first quarter of 2009 compared to $108 million in 2008, related to lower earnings in the current year associated with the economic recession, working capital and other operating outflows. Operating cash flow decreased pertaining to the previously discussed sales volume and associated net earnings decline. Refer to the “First Quarter Cost Actions and Outlook” discussion in the Business Overview section of this MD&A for a review of restructuring actions taken to improve profitability and cash flows as well as the impact that likely changes in earnings as compared with the prior year may have on operating cash flows. Working capital usage was $45 million in the quarter due to a decrease in accounts payable pertaining to lower manufacturing activity and other spending reductions. Other operating cash outflows were $37 million in the first three months of 2009 as compared with a $9 million inflow in the prior year. This fluctuation is mainly attributable to payments on foreign currency related derivative contracts as well as higher restructuring payments in the current year.
Capital and software expenditures were $22 million in the first quarter of 2009, down slightly compared to $25 million in 2008. The Company will continue to make capital investments that are necessary to drive productivity and cost structure improvements while ensuring that such investments provide a rapid return on capital employed.
Free cash flow, as defined in the following table, was an $18 million outflow in the first quarter of 2009 compared to an $83 million inflow in the corresponding 2008 period. The Company believes free cash flow is an important measure of its liquidity, as well as its ability to fund future growth and provide a dividend to shareowners. Free cash flow does not include deductions for mandatory debt service, other borrowing activity, discretionary dividends on the Company’s common stock and business acquisitions, among other items.

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(Millions of Dollars)	2009	2008
Net cash provided by operating activities	$4	$108
Less: capital and software expenditures	(22)	(25)
Free cash (outflow) inflow	$(18)	$83
Lower sales volumes and earnings pressures pertaining to the weakened global economy are expected to persist in the current year. Continued efforts to improve working capital efficiency as well as restructuring actions initiated are expected to partially offset these headwinds. Accordingly free cash flow is projected to decrease in 2009 as compared with 2008. Free cash flow is expected to exceed $300 million for the year 2009 which is more than sufficient to cover operating and other requirements. As a result of the recessionary environment, the Company anticipates that in 2009 it may have lower acquisition and share repurchase activity, and that free cash flow will likely be deployed for debt reduction to a greater extent than in the past few years.
*******************
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me or Michele Webster, Director of External Reporting, at (860) 827-3858 or (860) 827-3877, respectively.
Sincerely,
/s/   Donald Allan Jr.
Donald Allan Jr.
Vice President and Chief Financial Officer

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